FEDERATED INSTITUTIONAL TRUST

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

June 27, 2016

Mark A. Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE: FEDERATED INSTITUTIONAL TRUST (the “Registrant”)

Federated Institutional High Yield Bond Fund (the “Fund”)

Class R6 Shares

1933 Act File No. 33-54445

1940 Act File No. 811-7193

Dear Mr. Cowan:

The Registrant is filing this correspondence to respond to your comments provided on May 31, 2016 on its Rule 485(a) Post-Effective Amendment No. 79 and Amendment No. 80, with respect to the Fund, submitted on April 13, 2016.

Included in this correspondence are responses to global comments provided for seven funds, including the Fund, all of which registered new R6 Shares in 485(a) filings submitted on April 13, 2016.

GLOBAL COMMENTS

Comment 1: Please update ticker symbols and series and class codes.

Response: The Registrant will respond as requested.

Comment 2: Fee Table Footnote: In the fee table footnote disclosure regarding the waiver, we note the parenthetical reference “(after the voluntary waivers and/or reimbursements).” Explain whether there is one contractual waiver or if there is an additional voluntary waiver. If there is one contractual waiver, consider removing the word “voluntary.”

Response: There is one waiver to which the Fund has voluntarily committed for at least one year, unless or until the Fund’s Board terminates or increases the waiver. The reference in the parenthetical indicates that the Fund has voluntarily entered into a fee waiver arrangement to which it has committed for a one year period. The Registrant respectfully believes that its disclosure is consistent with Form N-1A requirements and declines to remove the word “voluntary.” Please note that, from time to time, there may be additional voluntary waivers, over and above the one-year committed waiver but those are not permitted to be reflected in the fee table per Form N-1A.

Comment 3. Fee Table Example: Confirm that the expense waiver affects only the calculation for the one year example.

Response: The Registrant confirms that the expense waiver is not reflected in the calculations for any of the example numbers. The example calculations are based on gross expenses.

Comment 4. Performance Bar Chart and Table Introduction: We note the reference to “each class” in the following disclosure in the third paragraph:

“The Average Annual Total Return Table shows returns for each class averaged over the stated periods, and includes comparative performance information.”

To clarify, please use the language as specified in Item 4(b)(2)(i) of Form

N-1A.

Response: The Registrant will revise the Performance Bar Chart and Table Introduction to clarify the statement in accordance with the requirements of Form N-1A. Further, the Registrant will specify in this introduction which class or classes appear in the Average Annual Total Return Table.

Comment 5. Risk/Return Bar Chart Footnotes: Add disclosure that the performance figures have been adjusted to reflect the expenses of the R6 class.

Response: The Registrant respectfully notes that the performance figures shown in the Risk/Return Bar Chart are the existing Institutional Shares of the Fund and, in accordance with the instructions to Item 4(b)(2) of Form N-1A. The Registrant has shown the annual total returns for the existing class of shares as the new Class R6 shares have not yet commenced operations and has disclosed that the performance figures shown are for a class that is not presented in this prospectus that would have annual returns substantially similar to those of the new share class because the shares are invested in the same portfolio of securities and the annual returns would differ only to the extent that the classes do not have the same expenses.

Therefore, the Registrant respectfully declines to add the suggested disclosure.

Comment 6. Average Annual Total Return Table Introduction: Per Instruction 2(b) to Item 4(b)(2), add disclosure to the narrative to describe the additional indexes to which the Fund compares its performance.

Response: The Fund will add the following sentence to the narrative:

“The Average Annual Total Return Table also shows the performance of the compared to a broad-based securities market index as well as a comparison to the Lipper High Current Yield Funds Average which is an additional performance benchmark for the Fund.”

Comment 7. Prospectus - Redemption In-Kind: Consider adding disclosure that in-kind securities bear market risk until sold and that shareholders may experience capital gains when converting in-kind securities to cash.

Response: The Registrant respectfully notes that Redemption in-Kind disclosure is required in Statement of Additional Information (SAI) Item 23(d) of Form N-1A. As such, the Registrant believes that the Fund appropriately provides disclosure about the risks associated with in-kind securities as part of the following SAI language:

“Redemption in-kind is not as liquid as a cash redemption. Shareholders receiving the portfolio securities could have difficulty selling them, may incur related transaction costs and would be subject to risks of fluctuations in the securities’ values prior to sale.”

Therefore, the Registrant respectfully declines to add the requested disclosure.

Comment 8. Prospectus – Limitations on Redemption Proceeds: The prospectus references the disclosure in the sentence introducing the second set of bullet points:

“In addition, the right of redemption may be suspended, or the payment of proceeds may be delayed, during any period:”

Add disclosure to clarify that proceeds may be delayed longer than seven days pursuant to Section 22(e) under the Investment Company Act of 1940 (the “1940 Act”).

Response: Pursuant to Section 22(e) under the 1940 Act, the Registrant will add the following underlined language to the noted disclosure:

“In addition, the right of redemption may be suspended, or the payment of proceeds may be delayed, (including beyond seven days), during any period.”

In addition, the following new bullet point will be added as the final bullet point in the second set of bullet points in the section:

“as the SEC may by order permit for the protection of Fund shareholders.”

Comment 9. Prospectus – Advisory Fees: Discuss the applicable fee waiver as disclosed in the Fee Table footnote, specifically what amounts are contractual and which are voluntary.

Response: The Registrant respectfully notes that Item 10(a) in Form N-1A requires the description of the compensation of each investment adviser of a fund and does not require the disclosure of the fee waivers included in the fee table and as described in the Registrant’s response to Comment 2 above. The fee waivers described in the fee table are attributable to various Fund expenses which may or may not include the investment advisory fee. Therefore, the Registrant respectfully declines to add the requested disclosure. To the extent that the Registrant enters into any contractual fee waivers in the future, such waivers will be referenced as requested.

Comment 10. Prospectus or SAI – Derivative Investments: Please confirm that the Fund has considered its derivatives disclosure in light of the July 2010 letter from Barry Miller to the Investment Company Institute regarding derivatives-related disclosures by investment companies.

Response: The Registrant confirms that the Fund has considered its derivatives disclosure in light of the July 2010 letter from Barry Miller to the Investment Company Institute regarding derivatives-related disclosures by investment companies and respectfully submits that its disclosure is appropriate.

Comment 11. SAI – Total Return Swaps: Disclose that to the extent that the Fund engages in these that an appropriate amount of segregated assets will be set aside. In addition, if engaging in these swaps is a principal part of the Fund’s strategies, describe this in the Prospectus strategies, securities and risks sections.

Response: The Registrant respectfully notes that it provides appropriate “Asset Segregation” disclosure in the SAI, which states that the Fund will “set aside” liquid assets, or engage in other SEC-approved measures while these and other derivative contracts are open. In addition, the Registrant confirms that the Fund may engage in these swaps as part of a non-principal investment strategy and, therefore, the disclosure is appropriately placed in the SAI.

Comment 12. SAI – Concentration: We reference the Concentration limitation. Please disclose, under the “Additional Information” section following the Fund investment limitations:

a.	a definition of concentration; and
b.	that the Fund will consider the concentration of investment companies in which they will invest when determining compliance with their own concentration policy.

Response: In light of the Staff’s comments, the Registrant will consider adding appropriate disclosure, consistent with the Staff’s request, at its next annual update so that all share classes of the Fund(s) will incorporate the disclosure simultaneously.

Comment 13. SAI – Fees Paid by the Fund for Services: Disclose sub-advisory fees paid, if any, by the investment adviser as well as the method of calculation (fee rate and any breakpoints) pursuant to Note 22 under Investment Company Act Release No. 26,230 dated October 23, 2003.

Response: The Registrant confirms that the Adviser, with respect to the Fund, does not pay any sub-advisory fees and that there is no sub-adviser with respect to the Fund.

FUND SPECIFIC COMMENTS

Comment 1. Fee Table Redemption Fees: Please consider adding a footnote that the redemption fee will only be applied in certain circumstances.

Response: The Registrant confirms that the 2.00% redemption fee will only be applied when shares of the Fund are redeemed within 90 days of their purchase. The details regarding the application of the redemption fee are detailed in the Prospectus under “Fee When You Redeem or Exchange.” As Form N-1A does not require a footnote regarding redemption fees in the fee table, the Registrant believes that its current disclosure is appropriate and respectfully declines to add the requested disclosure.

Comment 2. Summary Investment Strategy: Specify if there are any requirements for duration with respect to the fixed income portion of the Fund’s portfolio.

Response: The Registrant supplementally confirms that the Adviser, as currently disclosed in the Prospectus under “What are the Fund’s Main Investment Strategies?”, does not limit the Fund’s investments to securities of a particular maturity range.

Comment 3. Statutory Investment Strategy: In the second to last sentence of the second paragraph, please clarify whether the securities of issuers outside the U.S. are high-yield bonds.

Response: The Fund’s investment strategy discloses that the “Fund primarily invests in domestic high-yield bonds but may invest a portion of its portfolio in securities of issuers based outside of the United States.” In addition, the Fund is required to invest its assets so that at least 80% of its net assets (plus any borrowings for investment purposes) are invested in investments rated below investment grade. The Registrant respectfully submits that its strategy disclosure, in light of the Fund’s 80% policy, appropriately advises investors that investments in the securities of issuers outside the United States will be rated below investment grade. However, in light of the Staff’s comment, the Registrant will continue to review the adequacy and sufficiency of its disclosure and consider whether it is appropriate to revise this disclosure at the Fund’s next annual update.

Comment 4. Bank Loan Investments and Related Risks: We are concerned about two issues unique to bank loan funds. First, transactions in bank loans can often take longer than 7 days to settle, which may adversely impact a fund’s short-term liquidity needs.  Second, investments in bank loan funds may not be securities and may not have the protections afforded by the federal securities laws.

Please disclose in the prospectus that it may take longer than 7 days for transactions in bank loans to settle.  Please also address how the Fund intends to meet short-term liquidity needs which may arise as a result of this lengthy settlement period.

We note your principal risk disclosure does not describe the risks associated with the fact that bank loans can take significantly longer than 7 days to settle, specifically, that this can translate into a risk for investors that they are not paid in a timely manner or that the Fund may be forced to incur losses in order to pay redemption proceeds on time.

We also note your principal risk disclosure does not describe the fact that investments in bank loans may not be securities and therefore may not have the protections afforded by the federal securities laws.

Please explain to us whether you have considered adding these risks as principal risks of investing in the Fund.  If you have determined that they are not principal risks, please explain to us the basis for that determination.  Otherwise, please revise your principal risks disclosure to include these risks as principal risks of investing in the Fund.

Response: As of May 31, 2016, the Fund was not actively investing in bank loans. The Registrant confirms that it does not consider risks related to investing in bank loans as principal risks of investing in the Fund.

The Registrant has considered the risk disclosure proposed and has determined that risk of loan instruments is adequately disclosed in the Fund’s registration statement. The Registrant will continue to review the adequacy and sufficiency of its disclosure in this regard and will consider whether to make revisions to this disclosure as part of the annual update of the Fund’s registration statement.

Comment 5. Foreign Securities – Specify the type of foreign securities (e.g., fixed-income securities) in which the Fund will invest.

Response: The Registrant respectfully notes that the Fund may invest in any security permitted by its investment strategy. In addition, the Fund’s disclosure under “Foreign Securities” describes the securities that the Fund considers to be based outside of the United States and respectfully believes this disclosure appropriately describes the attributes and type of foreign securities in which the Fund will invest. However, in light of the Staff’s comment, the Registrant will consider whether to clarify the Fund’s disclosure at its next annual update.

Comment 6. SAI – Concentration: Please add “total” before the word “assets” or add a clarification under the “Additional Information” section following the Fund investment limitations.

Response: The Registrant respectfully notes that it cannot add the requested disclosure to the Concentration investment policy because this policy cannot be modified without shareholder approval. However, in light of the Staff’s comment, the Registrant will consider adding appropriate disclosure, consistent with the Staff’s request, at its next annual update so that all share classes of the Fund will incorporate the disclosure simultaneously.

In connection with the review of this filing by staff of the Securities and Exchange Commission, the Fund acknowledges the staff’s view that: the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions on the enclosed material, please contact me at (724) 720-8840.

Very truly yours,

/s/ Leslie C. Petrone

Leslie C. Petrone

Senior Manager